UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒  Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33.300.262539

Publicly-Held Company

GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

The Board of Directors of TELE NORTE LESTE PARTICIPAÇÕES S.A. (“Company”) calls the Shareholders for a General Shareholders’ Meeting to be held on April 14, 2009, at 5 p.m., in the Company’s headquarters at Rua Humberto de Campos, 425, 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, in order to deliberate on the following Agenda:

(i)	Approve the accounts of the Management, examine, discuss and vote the Management’s Report and the Financial Statements for the fiscal year ended December 31, 2008, as well as the report of the independent auditors;
(ii)	Approve the distribution of net profits for the year of 2008, the distribution of dividends, provided that interest on shareholders’ equity for 2008 is respected, as well as the payment of share interest to employees, pursuant to article 37 of the Bylaws.
(iii)	Elect the members of the Fiscal Council and their respective alternates; and,
(iv)	Establish the compensation of Company’s Management and members of the Fiscal Council.

GENERAL INFORMATION:

1.	The documents in connection with the Agenda may be examined by the Shareholders at the Company’s headquarters.

2.

Proxies granting powers for purposes of shareholders’ representation at the meeting referred to herein, and a copy of corporate acts and/or documents corroborating such proxy in case of legal entities, shall be forwarded to the Legal Department at Rua Humberto de Campos No. 425, 6 floor, Leblon, in the City of

Rio de Janeiro, State of Rio de Janeiro, from 9 a.m. to 12 p.m. and from 2 p.m. to 6 p.m. before April 9, 2009.

3.	The participant shareholders of the Fungible Custody of Registered Shares of the Stock Exchanges (Custódia Fungível de Ações Nominativas das Bolsas de Valores) that wish to participate in this meeting shall deliver a statement containing its respective share interest, issued by the competent depositary institution as of April 7, 2009, provided by the custodian.

Rio de Janeiro, March 27, 2009.

José Mauro Mettrau Carneiro da Cunha

President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Title:	Alex Waldemar Zornig Chief Financial Officer and Investor Relations Officer